Oppenheimer & Co. Inc.

85 Broad Street

New York, NY 10004

March 10, 2021

VIA EDGAR

Tim Levenberg
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ION Geophysical Corporation (CIK No. 0000866609)
GX Technology Corp (CIK No. 0001600867)
I/O MARINE SYSTEMS, INC. (CIK No. 0001600904)
ION EXPLORATION PRODUCTS (U.S.A.), INC. (CIK No. 0001600906)
GX Geoscience Corporation, S. de R.L. de C.V. (CIK No. 0001841419)
Registration Statement on Form S-1, as amended
Filed March 3, 2021
File No. 333-252590

Dear Mr. Levenberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Oppenheimer & Co. Inc., as dealer manager, hereby joins in the request of ION Geophysical Corporation that the effectiveness of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EDT on Wednesday, March 10, 2021 or as soon as thereafter practicable.

In making this request the undersigned acknowledges that the dealer manager is aware of its obligations under the Securities Act as they relate to the public offering of securities pursuant to the registration statement.

[Remainder of Page Intentionally Blank]

Sincerely,

OPPENHEIMER & CO. INC.,
as Dealer Manager

By:	/s/ John C. Fleming
Name: John C. Fleming
Title: Managing Director

cc:	Gerald Spedale Partner, Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, Texas 77002-6117